FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2025.

The registrant hereby incorporates Exhibit 1 (except the English translation of Independent Auditor’s Interim Review Report) to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 10, 2026	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

February 10, 2026

Company name:	Nomura Holdings, Inc.

Representative:	Kentaro Okuda

President and Group CEO

Stock exchange listings:	Tokyo stock exchange, Nagoya stock exchange

(Code number: 8604)

For Inquiries:	Akihiro Koseki

Managing Director, Head of Investor Relations

Tel: (Country Code 81) 3-5255-1000

Financial Summary–Nine months ended December 31, 2025

(Completion of the interim review by certified public accountants or an audit firm)

We are pleased to announce that the interim review of the quarterly consolidated financial statements for the nine months ended December 31, 2025, conducted by certified public accountants or an audit firm under US GAAP, which were disclosed on January 30, 2026, has been completed. Furthermore, there have been no changes to the quarterly consolidated financial statements announced on January 30, 2026.

Financial Summary for the Nine Months Ended December 31, 2025 (U.S. GAAP)

Date:	February 10, 2026
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Akihiro Koseki Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the nine months ended December 31
	2024		2025
		% Change from December 31, 2023		% Change from December 31, 2024
Total revenue	3,657,389	22.5%	3,545,729	(3.1%)
Net revenue	1,439,750	28.9%	1,590,532	10.5%
Income before income taxes	374,220	105.9%	432,148	15.5%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	268,766	146.3%	288,196	7.2%
Comprehensive income	343,791	106.4%	322,552	(6.2%)
Basic-Net income attributable to NHI shareholders per share (Yen)	90.95		97.73
Diluted-Net income attributable to NHI shareholders per share (Yen)	87.66		94.67
Return on shareholders’ equity - annualized	10.4%		10.8%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At December 31
	2025	2025
Total assets	56,802,170	61,935,173
Total equity	3,580,999	3,814,592
Total NHI shareholders’ equity	3,470,879	3,651,817
Total NHI shareholders’ equity as a percentage of total assets	6.1%	5.9%
Total NHI shareholders’ equity per share (Yen)	1,174.10	1,244.72

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2025	2026	2026 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	23.00	27.00	—
At December 31	—	—	—
At March 31	34.00	—	Unconfirmed
For the year	57.00	—	Unconfirmed

Note: The dividends for the fourth quarter of the year ending March 31, 2026, are not presented for the reasons stated in “ 3. Earnings forecasts for the year ending March 31, 2026.”

3. Earnings Forecasts for the year ending March 31, 2026

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: Yes

  Inclusion 1 ( Delaware Management Company )

  Exclusion None

  For details, please refer to “Notice Regarding Change in Specified Subsidiary” announced on January 30, 2026.

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards: Yes

  b)  Changes in accounting policies due to other than a): None

Note) Please refer to P.10 “2. Quarterly Consolidated Financial Statements (4) Changes in Accounting Policies” for further details.

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2025	2025
Number of shares outstanding (including treasury stock)	3,163,562,601	3,163,562,601
Number of treasury stock	207,351,636	229,707,701

	For the nine months ended December 31
	2024	2025
Average number of shares outstanding (year-to-date)	2,954,969,973	2,948,846,541

*Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: Yes (voluntary)

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 5

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Changes in Accounting Policies	P.10
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.12
(7) Note with respect to the Assumption as a Going Concern	P.13
(8) Note with respect to Consolidated Statements of Cash Flows	P.13
(9) Significant Subsequent Events	P.13

3. Supplementary Information	P.14

(1) Consolidated Statements of Income – Quarterly Comparatives	P.14
(2) Business Segment Information – Quarterly Comparatives	P.15
(3) Other	P.16

Independent Auditor’s Interim Review Report	P.17

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net revenue	1,439.8	1,590.5	10.5
Non-interest expenses	1,065.5	1,158.4	8.7

Income (loss) before income taxes	374.2	432.1	15.5
Income tax expense	100.9	134.3	33.1

Net income (loss)	273.3	297.8	9.0

Less: Net income (loss) attributable to noncontrolling interests	4.5	9.6	113.0

Net income (loss) attributable to NHI shareholders	268.8	288.2	7.2

Return on shareholders’ equity - annualized	10.4%	10.8%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,590.5 billion yen for the nine months ended December 31, 2025, an increase of 10.5% from the same period in the prior year. Non-interest expenses increased by 8.7% from the same period in the prior year to 1,158.4 billion yen. Income before income taxes was 432.1 billion yen and net income attributable to NHI shareholders was 288.2 billion yen for the nine months ended December 31, 2025.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net revenue	1,441.1	1,586.2	10.1
Non-interest expenses	1,065.5	1,158.4	8.7

Income (loss) before income taxes	375.6	427.9	13.9

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2025 was 1,586.2 billion yen, an increase of 10.1% from the same period in the prior year. Non-interest expenses increased by 8.7% from the same period in the prior year to 1,158.4 billion yen. Income before income taxes increased by 13.9% to 427.9 billion yen for the nine months ended December 31, 2025. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

On April 1, 2025, the Banking Division was newly established. As a result, the prior period amounts have been reclassified to conform to the current year presentation.

Operating Results of Wealth Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net revenue	333.6	354.8	6.3
Non-interest expenses	203.4	212.0	4.2

Income (loss) before income taxes	130.3	142.8	9.6

Net revenue increased by 6.3% from the same period in the prior year to 354.8 billion yen. Non-interest expenses increased by 4.2% to 212.0 billion yen. As a result, income before income taxes increased by 9.6% to 142.8 billion yen.

Operating Results of Investment Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net revenue	149.5	172.3	15.3
Non-interest expenses	75.4	102.1	35.4

Income (loss) before income taxes	74.1	70.2	(5.2)

Net revenue increased by 15.3% from the same period in the prior year to 172.3 billion yen. Non-interest expenses increased by 35.4% to 102.1 billion yen. As a result, income before income taxes decreased by 5.2% to 70.2 billion yen. Assets under management were 134.7 trillion yen as of December 31, 2025, reflecting an increase due to the acquisition of the following asset management companies within the Macquarie Group.

On December 1, 2025, Nomura completed the acquisition of all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH, pursuant to the share purchase agreement entered into on April 22, 2025. Upon completion, Nomura acquired 100% of the outstanding shares of these companies for a total cash consideration of approximately 1.8 billion U.S. dollar (equivalent to approximately 281.4 billion yen, based on an exchange rate of 1 U.S. dollar = 156.35 yen as of December 1, 2025). As a result, these companies have become consolidated subsidiaries of Nomura.

These companies are leading asset management firms providing a broad range of investment management services to clients worldwide. This acquisition is part of Nomura’s strategy to enhance its global investment management platform and strengthen its presence in key overseas markets.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net revenue	798.8	854.2	6.9
Non-interest expenses	670.0	696.8	4.0

Income (loss) before income taxes	128.8	157.3	22.2

Net revenue increased by 6.9% from the same period in the prior year to 854.2 billion yen. Non-interest expenses increased by 4.0% to 696.8 billion yen. As a result, income before income taxes increased by 22.2% to 157.3 billion yen.

Operating Results of Banking

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net revenue	35.8	39.4	10.2
Non-interest expenses	22.4	28.4	26.6

Income (loss) before income taxes	13.3	11.0	(17.6)

Net revenue increased by 10.2% from the same period in the prior year to 39.4 billion yen. Non-interest expenses increased by 26.6% to 28.4 billion yen. As a result, income before income taxes decreased by 17.6% to 11.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net revenue	123.5	165.6	34.1
Non-interest expenses	94.3	119.0	26.2

Income (loss) before income taxes	29.2	46.6	59.6

Net revenue was 165.6 billion yen, primarily due to profits related to the sale of land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, recorded in April 2025. Income before income taxes was 46.6 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2025 were 61,935.2 billion yen, an increase of 5,133.0 billion yen compared to March 31, 2025, mainly due to the increase in Trading assets. Total liabilities as of December 31, 2025 were 58,120.6 billion yen, an increase of 4,899.4 billion yen compared to March 31, 2025, mainly due to the increase in Trading liabilities. Total equity as of December 31, 2025 was 3,814.6 billion yen, an increase of 233.6 billion yen compared to March 31, 2025.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

Nomura’s quarterly consolidated financial statements, which comprise the consolidated balance sheet, consolidated statement of income, consolidated statement of comprehensive income and notes, have been prepared in accordance with Article 5, Paragraph 4 of the Tokyo Stock Exchange Inc. and Nagoya Stock Exchange Inc.’s Standards for the Preparation of Quarterly Financial Statements (the Standards) and accounting principles generally accepted in the United States, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards.

The quarterly consolidated financial statements herein have been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 23, 2025) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 23, 2025) for the year ended March 31, 2025, with the exception of matters described in (4) Changes in Accounting Policies.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2025	December 31, 2025	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,424,462	4,905,870	481,408
Time deposits	642,388	687,309	44,921
Deposits with stock exchanges and other segregated cash	447,846	403,638	(44,208)

Total cash and cash deposits	5,514,696	5,996,817	482,121

Loans and receivables:
Loans receivable	6,025,008	6,898,281	873,273
Receivables from customers	410,722	398,100	(12,622)
Receivables from other than customers	1,030,023	960,327	(69,696)
Allowance for credit losses	(16,920)	(17,683)	(763)

Total loans and receivables	7,448,833	8,239,025	790,192

Collateralized agreements:
Securities purchased under agreements to resell	14,004,757	13,946,580	(58,177)
Securities borrowed	4,658,828	4,679,620	20,792

Total collateralized agreements	18,663,585	18,626,200	(37,385)

Trading assets and private equity and debt investments:
Trading assets*	22,372,339	25,532,377	3,160,038
Private equity and debt investments*	151,710	195,440	43,730

Total trading assets and private equity and debt investments	22,524,049	25,727,817	3,203,768

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥546,117 million as of March 31, 2025 and ¥585,807 million as of December 31, 2025)	436,454	516,252	79,798
Non-trading debt securities*	485,290	703,613	218,323
Investments in equity securities*	98,401	114,420	16,019
Investments in and advances to affiliated companies*	506,389	539,297	32,908
Other	1,124,473	1,471,732	347,259

Total other assets	2,651,007	3,345,314	694,307

Total assets	56,802,170	61,935,173	5,133,003

*	Including securities pledged as collateral

Millions of yen
March 31, 2025	December 31, 2025	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,117,292	1,314,714	197,422
Payables and deposits:
Payables to customers	1,377,222	1,515,387	138,165
Payables to other than customers	2,766,112	3,556,722	790,610
Deposits received at banks	3,105,581	3,387,990	282,409

Total payables and deposits	7,248,915	8,460,099	1,211,184

Collateralized financing:
Securities sold under agreements to repurchase	16,287,758	15,414,988	(872,770)
Securities loaned	1,964,682	2,142,323	177,641
Other secured borrowings	393,420	386,213	(7,207)

Total collateralized financing	18,645,860	17,943,524	(702,336)

Trading liabilities	11,378,828	13,875,188	2,496,360
Other liabilities	1,456,598	1,630,504	173,906
Long-term borrowings	13,373,678	14,896,552	1,522,874

Total liabilities	53,221,171	58,120,581	4,899,410

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,163,562,601 shares as of March 31, 2025 and
3,163,562,601 shares as of December 31, 2025
Outstanding	-	2,956,210,965 shares as of March 31, 2025 and
2,933,854,900 shares as of December 31, 2025	594,493	594,493	—
Additional paid-in capital	704,877	694,527	(10,350)
Retained earnings	1,867,379	2,067,359	199,980
Accumulated other comprehensive income (loss)	447,808	466,744	18,936

Total NHI shareholders’ equity before treasury stock	3,614,557	3,823,123	208,566
Common stock held in treasury, at cost -
207,351,636 shares as of March 31, 2025 and
229,707,701 shares as of December 31, 2025	(143,678)	(171,306)	(27,628)

Total NHI shareholders’ equity	3,470,879	3,651,817	180,938

Noncontrolling interests	110,120	162,775	52,655

Total equity	3,580,999	3,814,592	233,593

Total liabilities and equity	56,802,170	61,935,173	5,133,003

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024(A)	December 31, 2025(B)
Revenue:
Commissions	306,743	324,859	5.9
Fees from investment banking	158,961	141,956	(10.7)
Asset management and portfolio service fees	281,390	318,006	13.0
Net gain on trading	421,718	504,925	19.7
Gain on private equity and debt investments	6,392	12,264	91.9
Interest and dividends	2,296,967	2,014,860	(12.3)
Gain on investments in equity securities	498	8,476	—
Other	184,720	220,383	19.3

Total revenue	3,657,389	3,545,729	(3.1)
Interest expense	2,217,639	1,955,197	(11.8)

Net revenue	1,439,750	1,590,532	10.5

Non-interest expenses:
Compensation and benefits	560,069	602,128	7.5
Commissions and floor brokerage	132,599	145,966	10.1
Information processing and communications	166,941	179,882	7.8
Occupancy and related depreciation	52,330	51,101	(2.3)
Business development expenses	19,360	24,257	25.3
Other	134,231	155,050	15.5

Total non-interest expenses	1,065,530	1,158,384	8.7

Income before income taxes	374,220	432,148	15.5
Income tax expense	100,939	134,335	33.1

Net income	273,281	297,813	9.0

Less: Net income attributable to noncontrolling interests	4,515	9,617	113.0

Net income attributable to NHI shareholders	268,766	288,196	7.2

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	90.95	97.73	7.5

Diluted-
Net income attributable to NHI shareholders per share	87.66	94.67	8.0

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024(A)	December 31, 2025(B)
Net income	273,281	297,813	9.0
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	64,223	113,391	76.6
Deferred income taxes	860	38	(95.6)

Total	65,083	113,429	74.3

Defined benefit pension plans:
Pension liability adjustment	771	(4,286)	—
Deferred income taxes	(209)	(113)	—

Total	562	(4,399)	—

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	(575)	(1,981)	—
Deferred income taxes	178	624	250.6

Total	(397)	(1,357)	—

Own credit adjustments:
Own credit adjustments	8,894	(101,730)	—
Deferred income taxes	(3,632)	18,796	—

Total	5,262	(82,934)	—

Total other comprehensive income (loss)	70,510	24,739	(64.9)

Comprehensive income	343,791	322,552	(6.2)
Less: Comprehensive income attributable to noncontrolling interests	6,193	15,420	149.0

Comprehensive income attributable to NHI shareholders	337,598	307,132	(9.0)

(4) Changes in Accounting Policies

Intangibles—Goodwill and Other—Crypto Asset: Accounting for and Disclosure of Crypto Assets

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Updates (“ASU”) No. 2023-08 “Intangibles—Goodwill and Other—Crypto Asset: Accounting for and Disclosure of Crypto Assets” which requires all in-scope crypto assets be subsequently measured at fair value at each reporting period through earnings. The ASU requires presentation of in-scope crypto assets separately from other intangible assets in the balance sheet and any changes from the remeasurement of in-scope crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The ASU also introduces new disclosure requirements for in-scope crypto assets applicable to all entities. Nomura has applied this new accounting policy based on a modified retrospective approach from April 1, 2025. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

(5) Segment Information – Operating Segment

Nomura’s Chief Operating Decision Maker is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments. The EMB reviews business segment results including Net revenue, Non-interest expenses, and Income before income taxes on a regular basis. The EMB uses these measures along with certain segment-specific Key Performance Indicators (KPIs) and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations. Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net revenue

Business segment information:
Wealth Management	333,628	354,759	6.3
Investment Management	149,468	172,305	15.3
Wholesale	798,750	854,154	6.9
Banking	35,751	39,392	10.2

Subtotal	1,317,597	1,420,610	7.8
Other	123,528	165,633	34.1

Net revenue	1,441,125	1,586,243	10.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,375)	4,289	—

Net revenue	1,439,750	1,590,532	10.5

Non-interest expenses (*1)

Business segment information:
Wealth Management	203,370	211,981	4.2
Investment Management	75,416	102,128	35.4
Wholesale	669,974	696,817	4.0
Banking	22,444	28,423	26.6

Subtotal	971,204	1,039,349	7.0
Other	94,326	119,035	26.2

Non-interest expenses	1,065,530	1,158,384	8.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,065,530	1,158,384	8.7

Income (loss) before income taxes

Business segment information:
Wealth Management	130,258	142,778	9.6
Investment Management	74,052	70,177	(5.2)
Wholesale	128,776	157,337	22.2
Banking	13,307	10,969	(17.6)

Subtotal	346,393	381,261	10.1
Other (*2)	29,202	46,598	59.6

Income (loss) before income taxes	375,595	427,859	13.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,375)	4,289	—

Income (loss) before income taxes	374,220	432,148	15.5

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.” The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net gain (loss) related to economic hedging transactions	(8,041)	(74)	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,141	3,343	193.0
Equity in earnings of affiliates	41,551	42,411	2.1
Corporate items	(767)	(36,448)	—
Other	(4,682)	37,366	—

Total	29,202	46,598	59.6

Note) Prior period amounts have been reclassified to conform to the current year presentation.

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2025
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	704,877
Stock-based compensation awards	(10,335)
Changes in an affiliated company’s interests	(15)

Balance at end of period	694,527

Retained earnings
Balance at beginning of year	1,867,379
Net income attributable to NHI shareholders	288,196
Cash dividends	(79,207)
Loss on disposal of treasury stock	(9,009)

Balance at end of period	2,067,359

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	407,977
Net change during the period	107,626

Balance at end of period	515,603

Defined benefit pension plans
Balance at beginning of year	(7,105)
Pension liability adjustment	(4,399)

Balance at end of period	(11,504)

Non-trading debt securities
Balance at beginning of year	(1,147)
Net unrealized loss on non-trading debt securities	(1,357)

Balance at end of period	(2,504)

Own credit adjustments
Balance at beginning of year	48,083
Own credit adjustments	(82,934)

Balance at end of period	(34,851)

Balance at end of period	466,744

Common stock held in treasury
Balance at beginning of year	(143,678)
Repurchases of common stock	(60,015)
Sale of common stock	0
Common stock issued to employees	32,387

Balance at end of period	(171,306)

Total NHI shareholders’ equity

Balance at end of period	3,651,817

Noncontrolling interests
Balance at beginning of year	110,120
Net change during the period	52,655

Balance at end of period	162,775

Total equity

Balance at end of period	3,814,592

(7) Note with respect to the Assumption as a Going Concern

Not applicable.

(8) Note with respect to Consolidated Statements of Cash Flows

The following table shows depreciation and amortization for the nine months ended December 31, 2024 and 2025.

	Millions of yen
	For the nine months ended
	December 31, 2024	December 31, 2025
Depreciation and amortization	46,498	48,412

(9) Significant Subsequent Events

Share buyback Program

On January 30, 2026, the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1) Reasons

To use the acquired treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2) Contents of Buyback

1) Type of stock to be purchased

Common Stock

2) Total number of stocks to be purchased

Upper limit of 100 million shares (Approximately 3.2% of issued shares)

3) Total amount of stocks

Maximum of 60,000 million yen

4) Term

February 17, 2026 to September 30, 2026

(Excluding the ten business days following the announcement of quarterly operating results)

5) Method

Purchase on the stock exchange via a trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.)

Cancellation of Own Shares

On January 30, 2026, the Board of Directors of the Company approved a resolution to cancel a part of its own shares in accordance with Article 178 of the Companies Act of Japan.

(1) Type of stock to be cancelled

Common Stock

(2) Number of stocks to be cancelled

75 million shares (Approximately 2.4% of issued shares)

(3) Scheduled cancellation date

March 2, 2026

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2025
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025(A)	December 31, 2025(B)
Revenue:
Commissions	102,750	101,363	102,630	100,268	100,606	105,049	119,204	13.5	407,011
Fees from investment banking	41,251	53,335	64,375	53,273	38,357	44,554	59,045	32.5	212,234
Asset management and portfolio service fees	90,333	93,848	97,209	96,806	92,855	102,487	122,664	19.7	378,196
Net gain on trading	131,994	147,711	142,013	158,381	142,239	171,944	190,742	10.9	580,099
Gain on private equity and debt investments	3,153	1,598	1,641	1,242	6,330	4,370	1,564	(64.2)	7,634
Interest and dividends	788,550	762,958	745,459	630,894	649,561	652,830	712,469	9.1	2,927,861
Gain (loss) on investments in equity securities	1,442	(2,554)	1,610	(54)	(377)	4,365	4,488	2.8	444
Other	58,412	83,307	43,001	38,544	127,017	75,614	17,752	(76.5)	223,264

Total revenue	1,217,885	1,241,566	1,197,938	1,079,354	1,156,588	1,161,213	1,227,928	5.7	4,736,743
Interest expense	763,443	758,239	695,957	626,619	633,273	645,751	676,173	4.7	2,844,258

Net revenue	454,442	483,327	501,981	452,735	523,315	515,462	551,755	7.0	1,892,485

Non-interest expenses:
Compensation and benefits	184,510	184,671	190,888	172,321	186,310	195,079	220,739	13.2	732,390
Commissions and floor brokerage	43,629	45,325	43,645	44,853	44,778	47,191	53,997	14.4	177,452
Information processing and communications	55,769	56,741	54,431	60,077	57,164	59,202	63,516	7.3	227,018
Occupancy and related depreciation	17,635	16,810	17,885	17,836	15,965	17,283	17,853	3.3	70,166
Business development expenses	6,572	5,981	6,807	7,695	6,992	7,272	9,993	37.4	27,055
Other	43,396	40,789	50,046	52,209	51,824	52,790	50,436	(4.5)	186,440

Total non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	416,534	10.0	1,420,521

Income before income taxes	102,931	133,010	138,279	97,744	160,282	136,645	135,221	(1.0)	471,964
Income tax expense	31,498	35,304	34,137	23,770	52,808	40,852	40,675	(0.4)	124,709

Net income	71,433	97,706	104,142	73,974	107,474	95,793	94,546	(1.3)	347,255

Less: Net income (loss) attributable to noncontrolling interests	2,495	(681)	2,701	2,004	2,909	3,715	2,993	(19.4)	6,519

Net income attributable to NHI shareholders	68,938	98,387	101,441	71,970	104,565	92,078	91,553	(0.6)	340,736

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	23.33	33.30	34.32	24.35	35.19	31.34	31.21	(0.4)	115.30

Diluted-
Net income attributable to NHI shareholders per share	22.36	32.26	33.08	23.39	34.04	30.49	30.19	(1.0)	111.03

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2025
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025(A)	December 31, 2025(B)
Net revenue

Business segment information:
Wealth Management	109,716	112,301	111,611	99,923	105,796	116,475	132,488	13.7	433,551
Investment Management	47,670	56,087	45,711	43,005	50,574	60,825	60,906	0.1	192,473
Wholesale	244,846	263,381	290,523	259,188	261,072	279,183	313,899	12.4	1,057,938
Banking	11,232	12,245	12,274	11,421	12,845	12,851	13,696	6.6	47,172

Subtotal	413,464	444,014	460,119	413,537	430,287	469,334	520,989	11.0	1,731,134
Other	39,739	42,545	41,244	39,372	93,160	44,366	28,107	(36.6)	162,900

Net revenue	453,203	486,559	501,363	452,909	523,447	513,700	549,096	6.9	1,894,034

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(3,232)	618	(174)	(132)	1,762	2,659	50.9	(1,549)

Net revenue	454,442	483,327	501,981	452,735	523,315	515,462	551,755	7.0	1,892,485

Non-interest expenses (*1)

Business segment information:
Wealth Management	68,517	68,061	66,792	63,999	67,041	70,952	73,988	4.3	267,369
Investment Management	24,491	24,152	26,773	27,466	29,047	30,114	42,967	42.7	102,882
Wholesale	223,725	218,087	228,162	221,682	219,164	226,043	251,610	11.3	891,656
Banking	7,200	7,632	7,612	8,371	9,231	9,671	9,521	(1.6)	30,815

Subtotal	323,933	317,932	329,339	321,518	324,483	336,780	378,086	12.3	1,292,722
Other	27,578	32,385	34,363	33,473	38,550	42,037	38,448	(8.5)	127,799

Non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	416,534	10.0	1,420,521

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	416,534	10.0	1,420,521

Income (loss) before income taxes

Business segment information:
Wealth Management	41,199	44,240	44,819	35,924	38,755	45,523	58,500	28.5	166,182
Investment Management	23,179	31,935	18,938	15,539	21,527	30,711	17,939	(41.6)	89,591
Wholesale	21,121	45,294	62,361	37,506	41,908	53,140	62,289	17.2	166,282
Banking	4,032	4,613	4,662	3,050	3,614	3,180	4,175	31.3	16,357

Subtotal	89,531	126,082	130,780	92,019	105,804	132,554	142,903	7.8	438,412
Other (*2)	12,161	10,160	6,881	5,899	54,610	2,329	(10,341)	—	35,101

Income (loss) before income taxes	101,692	136,242	137,661	97,918	160,414	134,883	132,562	(1.7)	473,513

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(3,232)	618	(174)	(132)	1,762	2,659	50.9	(1,549)

Income (loss) before income taxes	102,931	133,010	138,279	97,744	160,282	136,645	135,221	(1.0)	471,964

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.” The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2025
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025(A)	December 31, 2025(B)
Net gain (loss) related to economic hedging transactions	(2,853)	1,826	(7,014)	2,232	1,067	(166)	(975)	—	(5,809)
Realized gain (loss) on investments in equity securities held for operating purposes	—	496	645	334	5	2,209	1,129	(48.9)	1,475
Equity in earnings of affiliates	14,800	11,551	15,200	9,670	12,321	12,448	17,642	41.7	51,221
Corporate items	5,519	(5,332)	(954)	(5,117)	(11,637)	(15,181)	(9,630)	—	(5,884)
Other	(5,305)	1,619	(996)	(1,220)	52,854	3,019	(18,507)	—	(5,902)

Total	12,161	10,160	6,881	5,899	54,610	2,329	(10,341)	—	35,101

Note) Prior period amounts have been reclassified to conform to the current year presentation.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/en/company/group/nsc/nsc/main/019/teaserItems4/0/linkList/0/link/2026_3q.pdf

[Translation]

Independent Auditor’s Interim Review Report

February 10, 2026

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo office, Japan

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Shinichi Hayashi
Certified Public Accountant
Designated and Engagement Partner

Mitsuhiro Nagao
Certified Public Accountant
Designated and Engagement Partner

Toshiro Kuwata
Certified Public Accountant
Designated and Engagement Partner

Auditor’s Conclusion

We have reviewed the accompanying quarterly consolidated financial statements of Nomura Holdings, Inc. and its subsidiaries (the Group), which comprise the consolidated balance sheets, consolidated statements of income, consolidated statements of comprehensive income for the nine-month period ended December 31, 2025, and notes to the quarterly consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying quarterly consolidated financial statements are not prepared, in all material respects, in accordance with Article 5, Paragraph 4 of the Tokyo Stock Exchange, Inc’s and the Nagoya Stock Exchange, Inc’s Standards for the Preparation of Quarterly Financial Statements (the Standards), applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards, as disclosed in the quarterly consolidated financial statements.

Basis for Auditor’s Conclusion

We conducted our review in accordance with review standards for interim financial statements generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Review of the Quarterly Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our review of the quarterly consolidated financial statements in Japan, including those applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the evidence we have obtained provides a basis for our conclusion.

Responsibilities of Management and the Audit Committee for the Quarterly Consolidated Financial Statements

Management is responsible for the preparation of the quarterly consolidated financial statements in accordance with Article 5, Paragraph 4 of the Standards, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards and for the internal controls as management determines are necessary to enable the preparation of quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the quarterly consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, including the disclosures related to matters of going concern, as required by Article 5, Paragraph 4 of the Standards, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Review of the Quarterly Consolidated Financial Statements

Our responsibility is to independently express a conclusion on the quarterly consolidated financial statements in the interim review report based on our review. As part of a review in accordance with review standards for interim financial statements generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the review. We also:

•

Make inquiries, primarily of management and persons responsible for financial and accounting matters and apply analytical and other interim review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan.

•

Conclude based on the evidence obtained whether anything has come to our attention that causes us to believe that the quarterly consolidated financial statements are not prepared in accordance with Article 5, Paragraph 4 of the Standards, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards, should we determine that a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. Additionally, if we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s interim review report to the related disclosures in the quarterly consolidated financial statements or, if such disclosures are inadequate, to modify our conclusion. Our conclusions are based on the evidence obtained up to the date of our auditor’s interim review report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether anything has come to our attention that causes us to believe that the overall presentation and disclosure of the quarterly consolidated financial statements are not prepared in accordance with Article 5, Paragraph 4 of the Standards, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards.

•

Obtain evidence regarding the financial information of the Group as a basis for expressing a conclusion on the quarterly consolidated financial statements. We are responsible for the direction, supervision and review of the documentation of the interim review. We remain solely responsible for our conclusion.

We communicate with the Audit Committee regarding the planned scope and timing of the review and significant review findings.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our review of the quarterly consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*1.	The Company maintains the original of the Independent Auditor’s Interim Review Report above.
*2.	XBRL data and HTML data are not included in the scope of the interim review.

(Note)

The original Independent Auditor’s Interim Review Report related to the quarterly consolidated financial statements is in Japanese. This English translation is prepared only for readers’ convenience. Ernst & Young ShinNihon LLC have not applied any such procedures, nor have they performed an audit on the English language version of the quarterly consolidated financial statements for the above-mentioned period.